Exhibit 12.1
American Railcar Industries, Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year ended December 31,
	2007	2006	2005	2004	2003

Earnings:
Earnings before income tax expense	$59,368	$55,956	$24,124	$4,112	$2,204
(Income) loss from joint venture	(881)	734	(610)	609	604
Fixed charges	18,303	2,727	7,163	5,877	5,554

Total earnings	$76,790	$59,417	$30,677	$10,598	$8,362

Fixed charges:
Interest expense (including amortized premiums, discounts and capitalized expenses relating to indebtedness)	$17,027	$1,372	$4,846	$3,667	$3,616

Estimate of interest within rental expense (1)	1,276	1,355	2,317	2,210	1,938

Total fixed charges	$18,303	$2,727	$7,163	$5,877	$5,554

Ratio of earnings to fixed charges	4.20	21.79	4.28	1.80	1.51

(1)	Deemed to represent one-third of rental expense on operating leases.